SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 May, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	bp appoints non-exec director - David Hager dated 30 May 2025

Exhibit 1.1

press release

30 May 2025

bp announces non-executive director appointment

BP p.l.c. ("bp") today announced the appointment to its board of David Hager as a non-executive director with effect from 2 June 2025.

Helge Lund, chair of bp, said: "On behalf of the board, I am delighted to welcome Dave to bp. He brings deep-rooted knowledge of the US upstream oil and gas industry. His strategic focus combined with his experience in driving operational results and capital efficiency will be an asset to the board."

Dave Hager has over 40 years' experience in the oil and gas industry. He was executive chair of Devon Energy between 2021-2023, president and CEO between 2015-2021 and, prior to that, he had been executive vice president exploration and production since 2009. Before joining Devon, he spent ten years at Kerr McGee, including as chief operating officer and senior vice president exploration and production. He joined the industry in 1979 as a geophysicist.

David Hager is currently a non-executive director of the US quoted infrastructure company, MRC Global Inc.. There are no additional matters that require disclosure under 6.4.8R of the UK Listing Rules.

Audit Committee
In accordance with UK Listing Rule 6.4.6R, following his appointment to the board as a non-executive director on 1 April 2025 and as chair of the remuneration committee on 17 April 2025, Ian Tyler has also been appointed as a member of the audit committee effective from 2 June 2025.

Safety and Sustainability committee
In accordance with UK Listing Rule 6.4.6R, in anticipation of the planned retirement of non-executive director Melody Meyer from the board at the 2026 annual general meeting at the conclusion of her nine-year term, Satish Pai, non-executive director, has been nominated to succeed Ms Meyer as chair of the safety & sustainability committee.  The effective date of his appointment will be the subject of a separate announcement in due course.

Further information

bp press office, London: bppress@bp.com, +44 (0)7831 095541

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 30 May 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary